FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press release

Thomson Acquires Major Los Angeles Audio Facilities

Pacifica Media Affiliates’ Echo Sound Services, Weddington Productions, Digital Sound Works, and Pacifica Sound Group Join Technicolor’s Growing Sound Services Offerings

Burbank, California, March 4, 2003 – Thomson (Euronext Paris: 18453; NYSE: TMS) today announced the acquisition of the assets of Pacifica Media Affiliates (PMA), the parent company of some of the industry’s premiere Los Angeles-based audio editorial and mixing facilities for feature and broadcast production, which will expand Technicolor Entertainment Services’ post-production service offering as well as Thomson’s Digital Media Solutions customer base.

Operating under the Technicolor Creative Services umbrella — a Thomson service and the post-production arm of Technicolor Entertainment Services (TES) — the acquisition includes Echo Sound Services, Weddington Productions, Digital Sound Works, and Pacifica Sound Group, and collectively represents some of the most well-respected audio talent and facilities in the industry. The PMA companies join Technicolor Creative Services’ growing Sound Services division comprised of the former Complete Sound, Vidfilm International Digital’s audio division, and Miles o’ Fun.

Collectively, the facilities have won two Academy Awards® (Raiders of the Lost Ark and RoboCop), 12 Emmy® Awards, and numerous MPSE Golden Reel Awards. Other major feature titles include Traffic, Erin Brockovich, Oceans 11, The Fifth Element, The Green Mile, Space Jam, and The Lion King. PMA’s customer list includes major broadcast networks, film studios, cable services, and many prominent independent producers.

“This strategic acquisition broadens our customer base for audio services, as well as the scope of our audio offerings for the film, broadcast, and gaming production communities,” stated Technicolor Creative Services President Bob Beitcher. “At the same time, we’ve added some incredible talent to our already excellent team to enhance our overall end-to-end post-production value chain.”

“By combining PMA and Technicolor’s Sound Services division,” notes David Weathers, TCS Sound Services division President, “we will be providing our clients with even greater creative talent, customer service, cutting-edge methodologies, and technical support. PMA believes, as we do, that people make the difference and our goal is to offer our customers the best mix of talent and innovative tool-sets to take their creativity to the next level.”

Weddington Productions

Weddington Productions has been a leader in audio post-production for over 20 years, and features one of the most creative teams in Hollywood. Under the leadership of Mark Mangini and Richard L. Anderson, Weddington has been honored with seven Academy Award® nominations and two Oscars® for Best Sound Effects Editing, along with an Emmy® Award for Best Sound Effects Editing. With 30 digital audio editing suites, and a proprietary library of well over 2,500 hours of sounds effects, Weddington serves the feature, broadcast, and gaming production communities.

Echo Sound Services

Established in 1968, Echo Sound Services is one of the most respected sound editorial companies in the broadcast industry. Echo Sound provides sound editing services for network series, mini-series, movies of the week, and movies for cable. Some of its more distinguished credits include Tuskegee Airmen, Son of the Morning Star, Lonesome Dove, The Day After, Inside the Third Reich, and Raid on Entebbe. Under the supervision of Joe Melody, Echo Sound Services has won 11 Emmy® Awards and 30 Golden Reel Awards over its illustrious history.

Digital Sound Works

Digital Sound Works began in 1998, providing post-production sound services for many prominent independent film companies. Led by the multi-talented Galen Walker, Digital Sound Works quickly built a first-class team of sound editors and established a world-class reputation at its all-digital facility in Burbank.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due, among others, to changes in global economic and business conditions, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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About Thomson

With sales of 10.2 billion Euros (U.S. $ 9.6 billion) in 2002, Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: www.thomson.net

Press release

Thomson unveils high-end set-top box and expands business relationship with Canal+ Group

Pilotime: Combination of functionalities and enriched user-interface to enhance television viewing

Paris, March 25, 2003– Thomson (Euronext Paris: 18453; NYSE: TMS), a leader in technologies, products and services for the video chain, and Canal+ Group have announced the launch of PILOTIME, the new Canal Satellite’s digital terminal developed by Thomson, and which offers Personal Video Recorder (PVR) functionality. PILOTIME’s up-to-the-minute services represent a milestone both for today’s television viewer and for operators developing new revenue producing products.

Technology and consumer demand are transforming today’s television viewing experience, and Pilotime presents convenient new features that enhance television viewing. Using Pilotime’s 80-gigabyte hard drive with twin tuners, viewers can record one channel while watching a program on another. The hard disc drive allows viewers to store up to 40 hours of recorded programs that retain the full digital quality of the satellite stream.

The combination of storing video programs and time shifting, where viewers pause live television and watch later at a more convenient time, are among the more popular features of PVRs. Pilotime allows viewers to enjoy a full range of high-quality video control features such as slow motion, multi- speed fast forward and time shifting. To insure that viewers manipulate these new services effortlessly, Pilotime includes an easy to use navigation and program guide system, so that viewers can schedule up to 8 days in advance with a single click.

Pilotime is the first implementation of MediaHighway Advanced, the most state-of-the-art middleware solution available worldwide. MediaHighway Advanced has been developed by Thomson’s interactive television software solutions business, Canal+ Technologies. It includes PVR functionalities and Java-html integration and complies with the DVB MHP standard for interactive television applications, as well as the latest version of MEDIAGUARD, the conditional access system from Canal+ Technologies.

MediaHighway Advanced allows operators to offer Local /hard-disk-based Video On Demand (VOD) to customers and VOD’s soaring usage reflects the increased quality and quantity of products available. Operators can now preload content onto the set-top box for quick VOD access.

“Pilotime is an example of the dynamic and innovative products Thomson can offer network operators with its comprehensive and integrated research and development capabilities, encompassing hardware, software, and system integration solutions. Pilotime’s debut demonstrates the successful alliance between Thomson and Canal+ Group, and Thomson is very pleased to have been chosen by Canal Satellite as the first provider for this next-generation set-top box. Thomson’s commitment to advanced digital technology and Canal+ Group’s global leadership in digital and interactive television bring the best of both worlds to the exacting art of technology entertainment” noted Enrique Rodriguez, Executive Vice President, Thomson’s Broadband Access Products and Systems business unit.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due, among others, to changes in global economic and business conditions, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

# # #

About Thomson

With sales of 10.2 billion Euros (U.S. $ 9.6 billion) in 2002, Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: http://www.thomson.net/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 3, 2003

THOMSON S.A.

By:	/s/ Julian Waldron
Name: Julian Waldron Title: Senior Executive Vice President, Chief Financial Officer